Exhibit 99.2

BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Veris Gold Corp.

900 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.	Date of Material Change

The date of the material change is August 20, 2013

3.	News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance: August 20, 2013

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4.	Summary of Material Change

Veris Gold Corp. (“Veris” or the “Company”) closes over-allotment.

5.	Full Description of Material Change

The Company announces it has issued an additional 900,980 units (the “Units”) at a price of Cdn$0.52 per Unit pursuant to the exercise of the over-allotment option by the syndicate of agents (collectively, the “Agents”) led by Secutor Capital Management Corporation and including Global Hunter Securities, LLC. After taking into account the over-allotment option, the gross proceeds of its previously announced offering (the “Offering”) of Units and flow-through units (the “Flow-Through Units”) is approximately $8.5 million.

Pursuant to the Offering, the Company issued an aggregate of 9,349,362 Units at a price of Cdn$0.52, with each Unit comprised of one common share of the Company (a “Unit Share”) and one half of one common share purchase warrant (each whole warrant, a “Unit Warrant”). Each Unit Warrant has an exercise price of Cdn$0.60 and entitles the holder thereof to acquire one common share of the Company until August 16, 2016.

The Company also issued an aggregate of 6,393,310 Flow-Through Units only in Canada at a price of Cdn$0.55, with each Flow-Through Unit comprised of one common share of the Company which qualifies as a “flow-through share” within the meaning of the Income Tax Act (Canada) (the “Flow-Through Shares”) and one half of one common share purchase warrant (each whole warrant, an “FT Unit Warrant”). Each whole FT Unit Warrant has an exercise price of Cdn$0.65 and entitles the holder thereof to acquire one common share of the Company until August 16, 2016.

The Company intends to use the net proceeds of the Offering to complete the refurbishment of its Jerritt Canyon mill operations, to complete the development of the underground mine facilities at the Saval 4 Gold Mine, fund bonding related to future reclamation obligations, ensure that debt payments are met and for general working capital purposes. Proceeds from the Flow-Through Units will be used for the funding of exploration activities at the Company’s Ketza River property.

The Offering was completed pursuant to a prospectus supplement dated August 9, 2013 to the short form base shelf prospectus dated October 31, 2012 that the Company has filed with the security regulatory authorities in each of the provinces of British Columbia, Alberta and Ontario (the “Canadian Securities Authorities”) and a registration statement on Form F-10 (No. 333-184496), as amended or supplemented, that the Company has filed with the Securities and Exchange Commission (the “SEC”), both of which are effective.

Copies of the prospectus supplements and the accompanying base shelf prospectus relating to these securities are available at www.sedar.com and www.sec.gov or by directing a request in the United States to Global Hunter Securities LLC at 777 Third Avenue, 36th Floor, New York, NY, 10017 and outside the United States to Secutor Capital Management Corporation at 1167 Caledonia Road, Toronto, Ontario, M6A 2X1, phone (416) 545-1015, email: pgraham@secutor.ca, Attention: Peter Graham.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name: Shaun Heinrichs, CFO
Bus. Tel: (604) 688-9427

9.	Date of Report

Dated at Vancouver, BC this 20th day of August, 2013.

/s/ Shaun Heinrichs
Shaun Heinrichs, CFO